Exhibit 99.35
PRESS RELEASE

CRESCENT POINT ENERGY ISSUES CORRECTION
TO EX-DIVIDEND DATE

March 27, 2013 CALGARY, ALBERTA. Crescent Point Energy Corp. (“Crescent Point” or the “Company”) announced on March 15, 2013, that the March 2013 ex-dividend date would be March 27, 2013. Due to the Toronto Stock Exchange being closed on March 29, 2013, for Good Friday, the ex-dividend date is confirmed to be March 26, 2013, not March 27, 2013. The record date and dividend payment dates remain unaffected.

Crescent Point Energy Corp. is a conventional oil and gas producer with assets strategically focused in properties comprised of high-quality, long-life, operated light and medium oil and natural gas reserves in United States and Canada.

CRESCENT POINT ENERGY CORP.

Scott Saxberg,
President and Chief Executive Officer

FOR FURTHER INFORMATION ON CRESCENT POINT ENERGY CORP. PLEASE CONTACT:

Greg Tisdale, Chief Financial Officer, or Trent Stangl, Vice President Marketing and Investor Relations.

Telephone: (403) 693-0020 Fax: (403) 693-0070	Toll free (US & Canada): 888-693-0020 Website: www.crescentpointenergy.com

Crescent Point shares are traded on the Toronto Stock Exchange under the symbol CPG.

Crescent Point Energy Corp.
Suite 2800, 111 - 5th Avenue S.W.
Calgary, AB., T2P 3Y6